[Morgan Lewis Letterhead]
Thomas E. McFadden 215.963.5412 tmcfadden@morganlewis.com

December 28, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549
Attention:	Ryan C. Milne
Accounting Branch Chief
Division of Corporation Finance

Re:	BMP Sunstone Corporation
Item 4.01 Form 8-K
Filed on December 17, 2010
File No. 001-32980

Dear Mr. Milne:

On behalf of BMP Sunstone Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 22, 2010 to Fred M. Powell, the Company’s Chief Financial Officer, with respect to the Company’s Item 4.01 Form 8-K.

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. We have sent to your attention via overnight mail three courtesy copies of this letter as filed via EDGAR.

Ryan C. Milne, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

December 28, 2010

Item 4.01 8-K filed December 17, 2010

1.	We note the letter from your former accountant is signed by JBPB & Co. Please tell us whether JBPB & Co. is registered with the Public Company Accounting Oversight Board, and if so, the name under which it is registered. In addition. tell us how JBPB & Co. relates to Grant Thornton, Hong Kong, and explain to us why Grant Thornton, Hong Kong did not sign the letter. See Item 601(b)(16) of Regulation S-K. Your disclosure under Item 4.01 states the Audit Committee approved the dismissal of Grant Thornton, the Hong Kong member firm of Grant Thornton International, Ltd. but does not mention JBPB & Co.

Response: JBPB & Co. is the new name of the former Grant Thornton, Hong Kong, which was formerly the Company’s independent registered public accounting firm. The accounting firm did not sign as Grant Thornton, Hong Kong, due to the fact that, effective Nov. 23, 2010, such firm was no longer part of the Grant Thornton International network and thus was prohibited from signing as Grant Thornton, Hong Kong. Please note, however, that the accounting firm’s letter (Exhibit 16.1 to the Form 8-K) does state that JBPB & Co. is “Formerly known as Grant Thornton.”

2.	We note that you engaged Grant Thornton, the China member firm of Grant Thornton International. Please confirm with us the successor accounting firm is registered with the Public Company Accounting Oversight Board, and tell us the name under which the firm is registered. We note Grant Thornton issued a press release on November 2, 2010 stating Jingdu Tianhua Hong Kong will be the new Grant Thornton member firm in Hong Kong.

Response: It is correct that the Company engaged Grant Thornton, the China member firm of Grant Thornton International. Grant Thornton, the China member firm of Grant Thornton International, is registered with the Public Company Accounting Oversight Board under the name “Grant Thornton” headquartered at “ 5/F Scitech Place, 22# Jianguomen Wai Avenue, Beijing, Beijing 100004,” registration date 8/17/2004. The firm’s site as found on the Public Company Accounting Oversight Board’s website is attached hereto as Exhibit A for reference.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ryan C. Milne, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

December 28, 2010

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

If you have any questions, please feel free to contact me at (215) 963-5412 or Joanne R. Soslow at (215) 963-5262.

Very truly yours,

/s/ Thomas E. McFadden
Thomas E. McFadden

enclosures

cc:	David Gao
Fred Powell
Joanne R. Soslow

Exhibit A

Not included in filing